Direct Number: (216) 586-7103
mjsolecki@jonesday.com
April 16, 2010
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:   Division of Corporation Finance

Re:	Molycorp, Inc. Registration Statement on Form S-1
Ladies and Gentlemen:
     On behalf of Molycorp, Inc. (the “Company”), we are transmitting for filing under the Securities Act of 1933 a Registration Statement on Form S-1 (the “Registration Statement”) relating to the initial public offering of up to $350,000,000 of shares of common stock, par value $0.001 per share, of the Company. The Company is not currently a reporting company under the Securities Exchange Act of 1934.
     Please contact the undersigned at (216) 586-7103 if you have any questions concerning this filing. Thank you for your attention to this matter.
Very truly yours,
/s/ Michael J. Solecki
Michael J. Solecki

cc:	Mark A. Smith John F. Ashburn, Jr., Esq.